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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                GRAVITY CO., LTD.
                                (Name of Issuer)

                    Common Stock, Par Value WON 500 Per Share
                         (Title of Class of Securities)

                                    38911N107
                                 (CUSIP Number)

        Mr. Yasuhiro Shibutani                      Brian G. Strawn, Esq.
          Son Asset Management                        White & Case LLP
   Shiodome Sumitomo Building 18th Floor          Kandabashi Park Building
       1-9-2 Higashi-Shimbashi                 19-1 Kanda-nishikicho 1-chrome
              Minato-ku                                   Chiyoda-ku
           Tokyo 105-0021                               Tokyo 101-0054
                 Japan                                      Japan
           (81 3) 558-7138                            (81 3) 3259-0159
   --------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 20, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
-------------------
CUSIP No. 38911N107
-------------------

------ -------------------------------------------------------------------------
  1.   Name of Reporting Person
       Son Asset Management, LLC
------ -------------------------------------------------------------------------
  2.   Check the Appropriate Box if a Member of a Group (See Instructions)
       (a) [ ]
       (b) [ ]
------ -------------------------------------------------------------------------
  3.   SEC Use Only
------ -------------------------------------------------------------------------
  4.   Source of Funds (See Instructions)
       OO
------ -------------------------------------------------------------------------
  5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
       Items 2(d) or 2(e)                                                    [ ]
------ -------------------------------------------------------------------------
  6.   Citizenship or Place of Organization
       Japan
------------------------ ------ ------------------------------------------------
Number of                7.     Sole Voting Power
Shares                          0
Beneficially             ------ ------------------------------------------------
Owned by                 8.     Shared Voting Power
Each                            3,640,619
Reporting                ------ ------------------------------------------------
Person With              9.     Sole Dispositive Power
                                0
                         ------ ------------------------------------------------
                         10.    Shared Dispositive Power
                                3,640,619
------ -------------------------------------------------------------------------
 11.   Aggregate Amount Beneficially Owned by Each Reporting Person
       3,640,619
------ -------------------------------------------------------------------------
 12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)                                                    [ ]
------ -------------------------------------------------------------------------
 13.   Percent of Class Represented by Amount in Row (11)
       52.4%*
------ -------------------------------------------------------------------------
 14.   Type of Reporting Person (See Instructions)
       OO

----------
* Based on 6,948,000 common shares outstanding, as of May 31, 2007, as reported by the issuer in its most recent annual report on Form 20-F, as filed with the Securities and Exchange Commission on June 29, 2007.

-------------------
CUSIP No. 38911N107
-------------------

------ -------------------------------------------------------------------------
  1.   Name of Reporting Person
       Masayoshi Son
------ -------------------------------------------------------------------------
  2.   Check the Appropriate Box if a Member of a Group (See Instructions)
       (a) [ ]
       (b) [ ]
------ -------------------------------------------------------------------------
  3.   SEC Use Only
------ -------------------------------------------------------------------------
  4.   Source of Funds (See Instructions)
       OO
------ -------------------------------------------------------------------------
  5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
       Items 2(d) or 2(e)                                                    [ ]
------ -------------------------------------------------------------------------
  6.   Citizenship or Place of Organization
       Japan
------------------------ -------------------------------------------------------
Number of                7.     Sole Voting Power
Shares                          0
Beneficially             ------ ------------------------------------------------
Owned by                 8.     Shared Voting Power
Each                            3,640,619
Reporting                ------ ------------------------------------------------
Person With              9.     Sole Dispositive Power
                                0
                         ------ ------------------------------------------------
                         10.    Shared Dispositive Power
                                3,640,619
------ -------------------------------------------------------------------------
  11.  Aggregate Amount Beneficially Owned by Each Reporting Person
       3,640,619
------ -------------------------------------------------------------------------
  12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)                                                    [ ]
------ -------------------------------------------------------------------------
  13.  Percent of Class Represented by Amount in Row (11)
       52.4%*
------ -------------------------------------------------------------------------
  14.  Type of Reporting Person (See Instructions)
       IN

----------
* Based on 6,948,000 common shares outstanding, as of May 31, 2007, as reported by the issuer in its most recent annual report on Form 20-F, as filed with the Securities and Exchange Commission on June 29, 2007.

ITEM 1. SECURITY AND ISSUER

This statement relates to the Common Stock, par value Won 500 per share (the "Common Stock") of Gravity Co., Ltd. (the "Company"). The principal executive offices of the Company are located at 14F Meritz Tower, 825-2 Yeoksam-Dong, Gangnam-Gu, Seoul 135-894, Korea.

ITEM 2. IDENTITY AND BACKGROUND

(a) This statement is filed by Son Asset Management, LLC ("Son Asset Management") and Masayoshi Son, collectively referred to as the "Reporting Persons." The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934 is attached as Exhibit A.

(b) The address of the principal business of Son Asset Management is 1-9-2 Shiodome Sumitomo Builidng, Higashi-Shinbashi, Minato-ku, Tokyo 105-0021, Japan. The address of the residence of Masayoshi Son is 1-4-2-301 Azabudai, Minato-ku, Tokyo, Japan.

(c) The principal business of Son Asset Management is the holding of Masayoshi Son's personal investments. Masayoshi Son's principal occupation is as president and representative director of SOFTBANK Corp. ("SOFTBANK") and as president and representative director of SOFTBANK BB Corp., a wholly owned subsidiary of SOFTBANK. Masayoshi Son is the sole director of Son Asset Management and owns 100% of the ownership interests of Son Asset Management.

(d) During the last five year, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five year, neither of the Reporting Person has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Son Asset Management is a limited liability company (godo kaisha) established under the Company Law of Japan. Masayoshi Son is a Japanese citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On October 19, 2007, Son Asset Management and EZER Inc. ("Ezer") entered into an Accord and Satisfaction Agreement (the "Accord and Satisfaction Agreement"), whereby, Ezer agreed to transfer to Son Asset Management 3,640,619 shares of the Company in partial satisfaction of Ezer's obligations under the Ezer First Series Corporate Bonds (the "Bonds") held by Son Asset Management, in an amount of 5,869,244,308 Japanese Yen. The Bonds were issued by Ezer on December 22, 2006 in the principal amount of 9,930,000,000 Japanese Yen for the purpose of financing Ezer's purchase of the Common Stock in connection with the termination of the Tokumei Kumiai partnership agreement with Techno Groove Co., Ltd. ("Techno Groove") and the return of Techno Groove's capital contribution thereunder. The description of the Accord and Satisfaction Agreement in this
Item 3 is qualified by reference to the Accord and Satisfaction Agreement, a copy of which is filed as Exhibit B to this Schedule 13D and incorporated herein by reference in its entirety.

ITEM 4. PURPOSE OF TRANSACTION

As described in Item 3, the acquisition of the Common Stock by the Reporting Persons on November 20, 2007 was solely in consideration for the partial satisfaction of the Bonds. The Reporting Persons do not have any plans or proposals which relate to or would result in:

     (a) the acquisition by any person of additional shares of the Company, or the disposition of securities of the issuer;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) a sale or transfer or a material amount of assets of the Company or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Company;

     (f) any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company of 1940;

     (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association;

     (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or

     (j)  any action similar to any of those enumerated above.

The Reporting Persons, however, retain their rights to modify their plans with respect to any matters of the type described in sections (a)-(j) of Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Pursuant to the Accord and Satisfaction Agreement described in Item 3 above, Son Asset Management acquired 3,640,619 shares of Common Stock on November 20, 2007, which represents approximately 52.4% of the outstanding shares of the Company (based on 6,948,000 common shares outstanding, as of May 31, 2007, as reported by the Company in its most recent annual report on Form 20-F, as filed with the Securities and Exchange Commission on June 29, 2007). Masayoshi Son beneficially owns such 3,640,619 shares of Common Stock as he owns 100% of the ownership interests of Son Asset Management.

(b) See rows 7-10 of each cover page for information regarding the power to vote or direct the vote and the power to dispose or direct the disposition of the Common Stock by the Reporting Persons.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons has engaged in any transaction during the past 60 days in any shares of the Company's.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock to which this Schedule 13D relates.

(e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information required by this item is contained in Item 3 of this
Schedule 13D.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Filed as Exhibit A is the Agreement of Joint Filing, dated as of November 29, 2007, by and among the Reporting Persons.

Filed as Exhibit B is the Accord and Satisfaction Agreement, dated as of October 19, 2007, by and among Son Asset Management and EZER Inc.

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2007
                                                       Son Asset Management, LLC


                                                       By: /s/ Masayoshi Son
                                                           ---------------------
                                                       Name:  Masayoshi Son
                                                       Title: Director


                                                       By: /s/ Masayoshi Son
                                                           ---------------------
                                                       Name: Masayoshi Son

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the following:

     (i)  the joint filing on behalf of each of them of a statement on
Schedule 13D (including subsequent amendments thereto) with respect to the Common Stock, par value Won 500 per share, of Gravity Co., Ltd., a limited liability company organized under the laws of Korea, and

     (ii) the inclusion of this Joint Filing Agreement as an exhibit to such joint filing, provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness and accuracy of the information concerning the other persons making the filing unless such person knows or has reason to believe that such information is inaccurate.

     The Joint Filing Agreement may be executed in any number of counterparts all of which together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 29th day of November, 2007.

                                                       Son Asset Management, LLC


                                                       By: /s/ Masayoshi Son
                                                           ---------------------
                                                       Name:  Masayoshi Son
                                                       Title: Director


                                                       By: /s/ Masayoshi Son
                                                           ---------------------
                                                       Name: Masayoshi Son

                                    EXHIBIT B

                                  (TRANSLATION)

                        ACCORD AND SATISFACTION AGREEMENT

Son Asset Management Godo Kaisha ("SAM") and EZER Inc. ("EZER") hereby agree as follows.

ARTICLE 1. (CONFIRMATION OF EZER CORPORATE BOND HELD BY SAM)

SAM and EZER confirm and agree as of the date hereof that SAM is the holder of that certain EZER Series One Corporate Bond (the "Corporate Bond") issued by EZER to SAM on December 22, 2006, having the following terms:

     Total Amount Outstanding:  Yen 9,930,000,000
     Interest Rate:             14.5% per annum (non-compounding, subject to per
                                diem calculation on the basis of 365 days a
                                year, with amounts of less than one yen rounded
                                down)
     Redemption Date:           November 20, 2007

ARTICLE 2. (ACCORD AND SATISFACTION AND PAYMENT OF INTEREST)

(1) EZER shall transfer to SAM in satisfaction of its obligations pursuant to the Corporate Bond (the "Accord and Satisfaction") 3,640,619 shares of common stock of Gravity Co., Ltd. (the "Shares") held by EZER on the later to occur of the Redemption Date of the Corporate Bond and the date on which the Korean Fair Trade Commission approves such transfer (the "Closing Date").

(2) On the Closing Date, EZER shall deliver to SAM the share certificate (the "Share Certificate") representing the Shares.

(3) As a result of the Satisfaction and Accord, EZER's obligations pursuant to the Corporate Bond shall be extinguished in an amount which is the lesser of (i) 3,640,619 (the number of transferred shares) multiplied by the United States NASDAQ National Market closing price (indicated as the price of one forth of one share) of Gravity Co., Ltd. common stock on the day prior to the Closing Date, multiplied by four, and further multiplied by the yen/dollar middle rate (TTM) exchange rate reported by Mizuho Corporate Bank, Ltd. (the "Shares Value Amount") or (ii) the sum of the outstanding principal amount, accrued interest, early redemption fees, and delinquent charges (if any) on the Corporate Bond (the "Outstanding Corporate Bond Amount"). If the Shares Value Amount is less than the Outstanding Corporate Bond Amount, the difference shall be applied in satisfaction of the Outstanding Corporate Bond Amount in the following order: (i) delinquent charges, (ii) accrued interest, (iii) early redemption fees, and (iv) outstanding principal amount.

(4) In the event that the Shares Value Amount exceeds the Outstanding Corporate Bond Amount, SAM shall return to EZER the difference between such amounts in cash.

(5) In the event the Outstanding Corporate Bond Amount exceeds the Shares Value Amount, EZER shall continue to owe SAM any remaining payment obligations under the Corporate Bond, and EZER shall pay delinquent charges in the amount of 14.5% per annum (subject to per diem calculation on the basis of 365 days a year) on such outstanding amounts until such amounts shall have been repaid in full.

ARTICLE 3. (REPRESENTATIONS AND WARRANTIES)

EZER hereby represents and warrants to SAM as of the date hereof that the following are true and accurate:

(1) EZER has good and valid title to the Shares, and is listed as a shareholder in the shareholder register of Gravity Co., Ltd. The Shares are free and clear of any lien, pledge, charge or any other restriction of any kind, and EZER has not entered into any agreement with a third party that would restrict this Accord and Satisfaction.

     The applicable laws and the articles of incorporation, bylaws and other internal regulations of Gravity Co., Ltd. do not contain any provisions that would restrict this Accord and Satisfaction, and, when the Shares have been registered in the name of SAM, SAM shall acquire, and shall be able to exercise on the Closing Date, all its rights as shareholder without any encumbrances.

(2) The Share Certificate has been legally and validly issued and constitutes a legal and valid representation of the Shares.

(3) Gravity Co., Ltd. is a stock corporation legally organized and validly existing under the laws of Korea.

(4) There are no judgments, decrees, rulings or settlements (either court-based or out-of-court) that would result in the acquisition or loss of any shareholder rights with respect to the Shares, and there are no proceedings or other legal or administrative procedures pending or threatened with the courts or any administrative body with regard to these Shares.

(5) There are no applications by third parties pending or threatened for injunctions, enforcement proceedings or auction or other proceedings, or any preliminary injunctions or dispositions for failure to pay taxes or other duties pending or threatened.

(6) There are no litigation proceedings, injunctive proceedings, foreclosure proceedings, settlements, arbitration or any other judicial or administrative proceedings pending or threatened against or with respect to EZER that may adversely affect EZER's entry into this Agreement or the performance of EZER's obligations under this Agreement.

(7) There are no litigation, arbitration, mediation or administrative proceedings pending or threatened relating to, and having a material adverse effect on, the financial conditions and operations of EZER or its entering into or performance under this Agreement.

(8) The transfer of the Shares and the legal requirements and other procedures relating to such transfer shall not constitute concealment or a gratuitous transfer or other fraudulent transfer ("Fraudulent Transfer"), and EZER has no intent to conduct, or knowledge of, any Fraudulent Transfer, or any other illegal intent.

(9) EZER is not currently insolvent and should not be rendered insolvent as a result of entering into this Agreement or performing its obligations hereunder. No bankruptcy or dissolution proceedings have commenced with respect to EZER.

ARTICLE 4. (TERMINATION AND INDEMNIFICATION)

(1) SAM may terminate this Agreement at any time without notice if EZER breaches any representations or warranties under the preceding Article or any of its obligations under this Agreement.

(2) In the event EZER breaches any representations or warranties under the preceding Article or any of its obligations under this Agreement, EZER shall indemnify and hold SAM harmless against any losses incurred by SAM as a result thereof, whether or not SAM exercises its right to terminate this Agreement.

ARTICLE 5. (EXPENSES)

Unless otherwise agreed, each party to this Agreement shall bear their own expenses with regard to the execution and drafting of, and performance under, this Agreement.

ARTICLE 6. (EXCLUSIVE JURISDICTION)

The parties hereto shall submit to the initial exclusive jurisdiction of the Tokyo District Court regarding any and all disputes under this Agreement.

ARTICLE 7. GOOD FAITH DISCUSSIONS

Any matters not set forth in this Agreement shall be decided by mutual good faith discussions between EZER and SAM in accordance with the spirit of this Agreement.

IN WITNESS WHEREOF, SAM and EZER have caused this Agreement to be signed and sealed in duplicate and each party shall retain one copy.

October 19, 2007


          Son Asset Management Godo Kaisha:    Masayoshi Son
                                               Representative Partner
                                               8F Shiodome Sumitomo Bldg.
                                               1-9-2 Higashi Shinbashi
                                               Minato-ku, Tokyo
                                                (Seal)

          EZER Inc.:                           Yoo Il Young
                                               Representative Director
                                               4-20-19 Minami-Aoyama
                                               Minato-ku, Tokyo
                                                (Seal)